UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

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UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Commission File Number: 1-11130

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(Address of principal executive offices)

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Alcatel-Lucent Announces Q2 2012 Results

Company launches The Performance Program to achieve additional Euro 750 million in cost reductions, bringing total savings to Euro 1.25 billion by the end of 2013

Additional global headcount reductions of around 5 000

Key numbers for the second quarter 2012

•    Revenues of Euro 3,545 million, up 10.6% quarter-over-quarter and down 7.1% year-over-year on a reported basis

•     Adjusted[2] gross profit of Euro 1,125 million or 31.7% of revenues

•    Adjusted[2] operating loss[1] of Euro (31) million or -0.9% of revenues

•    Operating cash-flow[3] of Euro (184) million

•     Net (debt)/cash of Euro 236 million as of June 30, 2012

•    No contribution to our US pension plans until at least 2016

•    Adjusted operating margin in the second half of 2012 to be better than first half

•    Target strong positive net cash position at year-end 2012

Paris, July 26, 2012 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) today confirmed its second quarter 2012 results and launched The Performance Program to achieve an additional Euro 750 million cost reduction, bringing total savings to Euro 1.25 billion by the end of 2013.

Commenting on the results, Ben Verwaayen, CEO Alcatel-Lucent, said: “The second quarter performance confirms our strong positions in many attractive market segments including IP, Next-Generation Optics and Broadband Access, all of which are key investment areas that support our High Leverage Network Strategy.

“However, despite having demonstrated our ability to deliver operational profitability, it is clear from the deteriorating macro environment and the competitive pricing environment in certain regions challenging profitability that we must embark on a more aggressive transformation. We are therefore launching today The Performance Program to accelerate our transformation and reduce costs by Euro 1.25 billion by the end of next year in order to keep ahead of market realities. These times demand firm actions.

“Since 2009, we have focused on building some very good and profitable businesses aligned with many of the largest carriers in the world. These customers not only depend upon us for critical infrastructure today but have aligned with our future vision of the network. We will continue to invest in these core areas and geographies aggressively.

“We have become a much more efficient company by rationalizing our product portfolio, co-sourcing, reducing our cost structure, and managing our working capital better. Our innovation engine has remained strong as we have kept R&D spending constant while redeploying resources in support of our High Leverage Network Strategy, which now represents more than half of our Networks’ revenues.

“We have increased our operational flexibility and the responsiveness of our supply chain. Our pension and OPEB funding positions have improved both as a result of adjusting benefit obligations, prudent investment allocations and regulatory changes such that we do not expect any contribution in the U.S. plans through at least 2016. We have increased cash and decreased debt since Q4 2008 with a net benefit of Euro 625 million. And we target a strong positive net cash position at the end of the year 2012.

The Performance Program:

•    Costs – reduction target of Euro 1.25 Billion

•     People – additional global headcount reduction of around 5,000 people

•    Contracts – exiting or restructuring unprofitable Managed Services contracts with associated headcount reduction

•    Geographies – exiting or restructuring of unprofitable markets

•    Assets – managing our patent portfolio as an independent profit center

•    Timeline – completion end 2013

Commenting on The Performance Program, Ben Verwaayen concluded: “These times demand firm actions, but as this will involve shrinking our employee base and exiting certain non-profitable contracts we will use The Performance Program to execute in a measured fashion. However we are taking aggressive action that will improve our agility in the marketplace while remaining fully committed to both our customers and continuing to deliver world-class innovation.”

MAIN POINTS

Second quarter revenue increased 10.6% sequentially and decreased 7.1% year-over-year to Euro 3,545 million. At constant currency exchange rates and perimeter, revenue increased 9.5% sequentially and decreased 13.2% year-over-year. Networks witnessed a double-digit decline this quarter compared to the year ago period. The high single digit growth rate in IP business was more than offset by the double digit declines in both Wireless, resulting from a higher comparison base and moderate or delayed spending from service providers, and Optics. Wireline posted a strong sequential increase and is further reducing the pace of its year-over-year decline rates, highlighting continuous increased demand in fiber access. Software, Services & Solutions (S3) segment was declining at a high single digit rate, with Services business being almost flat. Finally, Enterprise segment also reduced its pace of decline from the previous quarter, reaching a mid single digit decline. From a geographic standpoint, also adjusted for constant currency and compared to the year ago period, North America witnessed a double digit decline, due to a high comparison base, whilst Central and Latin America recorded its seventh consecutive quarter of double digit growth. Eastern Europe resilience, driven by Russia, somehow tempered the Western Europe double digit decline. Asia Pacific witnessed a double digit decline, mainly driven by China declining 21%. Outside China, rest of Asia Pacific was resilient, with good traction in Japan and Australia.

Adjusted2 operating1 loss of Euro (31) million or -0.9% of revenue. Gross margin came in at 31.7% of revenue for the quarter, compared to 34.9% in the year ago quarter and 30.3% in the first quarter 2012. The year-over-year decline in gross margin results from overall lower volumes and an unfavorable geographical and product mix. The sequential improvement in gross margin mainly results from higher volumes and normalization of mix in Services, somewhat tempered by geographical and customer mix. Operating expenses decreased 7.1% year-over-year on a reported basis and adjusted for constant currency decreased 12.5% year-over-year, reflecting results of our actions to streamline our cost structure, strongly focusing on SG&A expenses (decreasing 10.5% year-over-year on a reported basis and adjusted for constant currency decreased 14.6%). On a sequential basis, operating expenses decreased 3.0% as reported and decreased 3.9% at constant currency, also driven by SG&A savings (decreasing 4.1% quarter-over-quarter on a reported basis and adjusted for constant currency decreased 4.5%).

Reported net loss (group share) of Euro (254) million or Euro (0.11) per share. This includes a Euro (176) million financial charge pre-tax, or Euro (108) million after tax, reflecting the change of carrying value of the 2.875% Lucent Series B convertible bond, and Purchase Price Adjustments (PPA entries in relation to the Lucent business combination) of Euro (55) million pre-tax or Euro (33) million after tax.

Net (debt)/cash of Euro 236 million, versus Euro 753 million of net cash as of March 31, 2012. The sequential decrease in net cash of Euro (517) million primarily reflects an operating cash-flow of Euro (184) million. It also reflects interest paid of Euro (24) million, taxes paid of Euro (38) million, restructuring cash outlays of Euro (80) million, contribution to pensions and OPEB of Euro (55) million, capital expenditures of Euro (130) million, the change of carrying value of the 2.875% Lucent Series B convertible bond of Euro (182) million, partially offset by an FX impact of Euro 161 million. The negative operating cash-flow results from an adjusted operating loss and from a negative contribution from the operating working capital requirements of Euro (182) million. The level of receivables sold without recourse is stable at Euro 846 million, compared to Euro 838 million as of March 31, 2012.

Funded status of Pensions and OPEB of Euro (2,177) million at end of June, compared to Euro (1,191) million as of March 31, 2012. Excluding currency impact, this deficit widening mainly results from an increase of our benefit obligations of Euro (1,577) million, due to the decrease of around 50 bps in the discount rates used for pensions and post-retirement healthcare plans, and from Euro (300) million of interest cost, partially offset by an increase of the fair value of the plan assets for Euro 893 million. The net effect of currency change was not meaningful on the funded status this quarter.

From the regulatory perspective – which determines US pension funding requirements – recently enacted US legislation will stabilize the interest rates used to determine pension plan funding by establishing “corridors” around a 25-year average discount rate, increasing the interest rates to be used for funding valuations. According to a preliminary assessment of the company’s US plans, the new legislation would suggest that no funding contribution should be required through at least 2016. The new legislation will also enable further transfers of excess pension assets (the so-called “Section 420 Transfers”), and expand their scope, currently addressing post-retirement healthcare, to post-retirement life insurance, enabling, through a reduction in the asset ceiling effect, the recognition in the second half of 2012 of additional pension assets of approximately U.S. dollar 600 million.

REPORTED RESULTS

In the second quarter, the reported net loss (group share) was Euro (254) million or Euro (0.11) per diluted share (USD (0.14) per ADS) including the negative after tax impact from Purchase Price Allocation entries of Euro (33) million.

Reported Profit & Loss	Second	Second	% change	First	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million except for EPS)	2012	2011	(% or pt)	2012	(% or pt)
Revenues	3,545	3,817	-7.1%	3,206	10.6%
Gross profit	1,125	1,332	-15.5%	971	15.9%
in % of revenues	31.7%	34.9%	-3.2 pt	30.3%	1.4 pt
Operating income / (loss)(1)	(86)	22	Nm	(289)	Nm
in % of revenues	-2.4%	0.6%	-3.0 pt	-9.0%	6.6 pt
Net income (loss) (Group share)	(254)	43	Nm	398	Nm
EPS diluted (in Euro)	(0.11)	0.02	Nm	0.14	Nm
E/ADS* diluted (in USD)	(0.14)	0.03	Nm	0.19	Nm
Number of diluted shares (million)	2,268.4	2,316.6	-2.1%	3,021.1	-24.9%

*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.2668 as of June 30, 2012; 1.4523 as of June 30, 2011 and USD 1.3334 as of March 30, 2012.

ADJUSTED RESULTS

In addition to the reported results, Alcatel-Lucent is providing adjusted results in order to provide meaningful comparable information, which exclude the main non-cash impacts from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination. The second quarter 2012 adjusted2 net loss (group share) was Euro (221) million or Euro (0.10) per diluted share (USD (0.12) per ADS), which includes restructuring charges of Euro (107) million, a net financial charge of Euro (142) million, an adjusted tax gain of Euro 33 million and non-controlling interest charge of Euro (5) million.

Adjusted Profit & Loss	Second	Second	% change	First	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million except for EPS)	2012	2011	(% or pt)	2012	(% or pt)
Revenues	3,545	3,817	-7.1%	3,206	10.6%
Gross profit	1,125	1,332	-15.5%	971	15.9%
in % of revenues	31.7%	34.9%	-3.2 pt	30.3%	1.4 pt
Operating income / (loss)(1)	(31)	87	Nm	(221)	Nm
in % of revenues	-0.9%	2.3%	-3.2 pt	-6.9%	6.0 pt
Net income (loss) (Group share)	(221)	82	Nm	440	Nm
EPS diluted (in Euro)	(0.10)	0.04	Nm	0.16	Nm
E/ADS* diluted (in USD)	(0.12)	0.05	Nm	0.21	Nm
Number of diluted shares (million)	2,268.4	2,316.6	-2.1%	3,021.1	-24.9%

*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.2668 as of June 30, 2012; 1.4523 as of June 30, 2011 and USD 1.3334 as of March 30, 2012.

Key figures

Geographic breakdown	Second	Second	% change	First	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million)	2012	2011	(% or pt)	2012	(% or pt)
North America	1,397	1,524	-8.3%	1,342	4.1%
Asia Pacific	620	651	-4.8%	496	25.0%
Europe	944	1,119	-15.6%	857	10.2%
RoW	584	523	11.7%	511	14.3%
Total group revenues	3,545	3,817	-7.1%	3,206	10.6%

Group breakdown	Second	Second	% change	First	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million)	2012	2011	(% or pt)	2012	(% or pt)
Networks	2,230	2,475	-9.9%	1,981	12.6%
- o/w IP	473	406	16.5%	431	9.7%
- o/w Optics	542	645	-16.0%	489	10.8%
- o/w Wireless	877	1,079	-18.7%	788	11.3%
- o/w Wireline	350	357	-2.0%	282	24.1%
- o/w eliminations	(12)	(12)	Nm	(9)	Nm
Software, Services & Solutions	1,053	1,071	-1.7%	969	8.7%
- o/w Services	959	940	2.0%	870	10.2%
- o/w Network Applications	94	131	-28.2%	99	-5.1%
Enterprise	191	194	-1.5%	178	7.3%
Other & eliminations	71	77	Nm	78	Nm
Total group revenues	3,545	3,817	-7.1%	3,206	10.6%

Breakdown of group	Second	Second	% change	First	% change
operating income (1) (loss)	quarter	quarter	y-o-y	quarter	q-o-q
(in Euro million)	2012	2011	(% or pt)	2012	(% or pt)
Networks	(57)	48	Nm	(143)	Nm
In % of revenues	-2.6%	1.9%	-4.5 pt	-7.2%	4.6 pt
Software, Services & Solutions	53	52	1.9%	(46)	Nm
In % of revenues	5.0%	4.9%	0.1 pt	-4.7%	9.7 pt
Enterprise	3	3	0.0%	(16)	Nm
In % of revenues	1.6%	1.5%	0.1 pt	-9.0%	10.6 pt
Other & eliminations	(30)	(16)	Nm	(16)	Nm
Total group op. income (loss)	(31)	87	Nm	(221)	Nm
In % of revenues	-0.9%	2.3%	-3.2 pt	-6.9%	6.0 pt

Cash Flow highlights	Second quarter	First quarter	Second quarter
(In Euro million )	2012	2012	2011
Net (debt)/cash at beginning of period	753	(31)	106
Adjusted operating income / (loss)	(31)	(221)	87
Depreciation & Amort and adjusted OP non cash (1)	217	202	190
Op. Cash Flow before change in WCR*	186	(19)	277
Change in operating WCR	(182)	255	(281)
Change in other working capital (2)	(188)	(68)	(26)
Operating Cash Flow (3)	(184)	168	(30)
Interest	(24)	(85)	(36)
Taxes	(38)	1	(32)
Cash contribution to pension & OPEB	(55)	(42)	(50)
Restructuring cash outlays	(80)	(82)	(80)
Cash flow from operating activities	(381)	(40)	(228)
Capital expenditures (incl. R&D cap.)	(130)	(123)	(127)
Free Cash Flow	(511)	(163)	(355)
Discontinued, Cash from financing & Forex	(6)	947	(127)
Change in net(debt)/cash position	(517)	784	(482)
Net (debt)/cash at end of period	236	753	(376)

* Before changes in working capital, interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay

1) non cash items included in adjusted OP.

2) Changes in other working capital and cash impacts of P&L items below adjusted OP.

Statement of position - Assets	June 30,	Mar 31,	June 30,
(In Euro million)	2012	2012	2011
Total non-current assets	12,535	12,338	11,450
of which Goodwill & intangible assets, net	6,120	5,966	5,971
of which Prepaid pension costs	2,798	2,736	2,575
of which Other non-current assets	3,617	3,636	2,904
Total current assets	11,454	11,424	10,762
of which OWC assets	5,474	5,168	5,668
of which other current assets	971	1,028	1,066
of which marketable securities, cash & cash equivalents	5,009	5,228	4,028
Total assets	23,989	23,762	22,212

Statement of position - Liabilities and equity	June 30,	Mar 31,	June 30,
(In Euro million)	2012	2012	2011
Total equity	4,254	5,046	4,050
of which attributable to the equity owners of the parent	3,386	4,322	3,420
of which non controlling interests	868	724	630
Total non-current liabilities	11,298	10,561	9,764
of which pensions and other post-retirement benefits	6,252	5,235	4,513
of which long term debt	4,000	4,172	4,009
of which other non-current liabilities	1,046	1,154	1,242
Total current liabilities	8,437	8,155	8,398
of which provisions	1,479	1,508	1,590
of which short term debt	856	334	418
of which OWC liabilities	4,710	4,512	4,753
of which other current liabilities	1,392	1,801	1,637
Total liabilities and shareholder’s equity	23,989	23,762	22,212

BUSINESS COMMENTARY

NETWORKS

For the second quarter 2012, revenues for the Networks segment were Euro 2,230 million, a decrease of 9.9% compared to Euro 2,475 million in the year-ago quarter and an increase of 12.6% compared to Euro 1,981 million in the first quarter 2012. At constant currency exchange rates, Networks revenues decreased 16.4% year-over-year and increased 11.3% sequentially. The segment posted an adjusted2 operating1 loss of Euro (57) million or an operating margin of -2.6% , compared to an adjusted2 operating1 income of Euro 48 million or a margin of 1.9% in the year ago period.

Key highlights:

•

Revenues for the IP division were Euro 473 million, a 16.5% increase from the year-ago quarter. Growth continued in the Americas and Asia Pacific regions and was joined this quarter by growth in the EMEA region as well. We continue to see success in the IP edge router market, demonstrating growing demand for IP routers which are able to provide service expansion and differentiation, as highlighted by the selection at NTT DOCOMO of our flagship 7750 Service Routers. Enhanced with a security gateway functionality, our routers will enable them to address exploding demand for movie streaming, video calls and gaming throughout Japan. China Telecom and Taiwan’s Chungwha Telecom are other exemplary wins of our IP/MPLS solution, where our routers will enable the delivery of high-speed video and data services to subscribers. As part of our second annual Technology Symposium held in May, we announced our entrance into the $4 billion-a-year Internet core router market, by unveiling the 7950 XRS (Extensible Routing System) family of core routers. Leveraging our FP3 network processor unit, the 7950 XRS can provide up to 160 ports of 100G Ethernet in a single system, delivering up to 32 Terabits per second of routing capacity. This enables a five-fold improvement in capacity and performance as well as energy savings of 66% compared with today’s typical IP core routers. Since our announcement, trial momentum has been strong among service providers around the globe and our 7950 XRS has already been selected by Verizon.

•

Revenues for the Optics division were Euro 542 million, a decrease of 16.0% from the year-ago quarter. The terrestrial optics business witnessed a high-single digit rate of decline, thanks to resilience in next-gen products which partially offset the secular decline of legacy optics. Our 100G optical single-carrier coherent technology continues to lead the market, with port shipments more than doubling sequentially and now representing more than 40% of aggregate 40G and 100G port shipments. During the quarter, our 1830 Photonic Service Switch (PSS) was selected by both Cablevision Mexico and Telekom Srpske in Bosnia-Herzegovina to upgrade current networks to 100G to address data demand. Also within our next-gen optics portfolio, Wireless Transmission grew at a low single digit rate, reflecting backhaul roll-outs in the US. Geographically, overall terrestrial optics in Americas and EMEA regions were more resilient than Asia Pacific, despite Alcatel-Lucent being named Frost and Sullivan’s “Asia Pacific Optical Vendor of the Year”, acknowledging our next-generation optical portfolio and success in the 100G market in the region. As for our submarine optics business, we witnessed a double-digit year-over-year decline mainly resulting from a high comparison base, but do see need for submarine routes to improve connectivity and system resilience in developing countries. These trends were evidenced by wins with both Globenet, a subsidiary of Oi in Brazil, to extend their submarine cable system to Colombia, creating a 100G-capable link between the US, Colombia and Venezuela; and by Tonga Cable Limited to connect the Kingdom of Tonga to Fiji, to expand broadband services in the country.

•

Revenues for the Wireless division were Euro 877 million, a decrease of 18.7% from the year-ago quarter. A tough year-over-year comparison for our wireless business, combined with some moderate or delayed spending of service providers drove declines in 2G and 3G technologies. Sequentially, CDMA stabilized in the US, and witnessed some good growth in China from network expansions. Our LTE business more than tripled compared to the year-ago quarter. In the United States, our LTE footprint continues to expand through our selection by both C Spire to build and deploy the initial phase of its 4G LTE network as part of a U.S. dollar 60 million contract covering 20 Mississippi markets; and West Central Wireless to deploy a 4G LTE network in rural Texas. Elsewhere in the world, Alcatel-Lucent’s LTE equipment was used to deploy the first LTE network in the 800 MHz frequency band for Smile in Tanzania while our partnership with Rostechnologii in Russia was expanded with the signature of an R&D pact intended to accelerate the deployment of 4G LTE mobile services. Traction for our small/femto cell business continues as we were chosen by Telefonica to enhance mobile voice and broadband internet services for use in homes and workplaces throughout Europe and South America. We also introduced the Metro Cell Express technology, utilizing our lightRadio™ system, to improve connectivity in high-density urban locations. With this technology, Alcatel-Lucent will build networks in these complex urban environments and transfer operation once the metro network is installed and fully tested.

•

Revenues in the Wireline division slipped 2.0% below their year-ago level, to Euro 350 million, as strong growth in our fiber access equipment, in excess of 75% across all regions, almost entirely offset continued declines across our legacy businesses. The second quarter marked the first time that our fiber-based access revenues surpassed our copper-based access revenues within our wireline business. While VDSL vectoring is gaining further traction with more than 20 trials, GPON continues to grow footprint in APAC, as highlighted by our recent win by China Telecom to deploy fiber-to-the-home networks across 31 provinces as part of a Euro 100 million contract linked to their ‘Broadband China, Fiber Cities’ plan. In Europe, we were also chosen by Bulgaria’s Vivacom to upgrade their broadband network to bring video, voice and data services to subscribers, using our GPON solution. Telkom South Africa also chose Alcatel-Lucent to upgrade its existing access networks with GPON and VDSL2 technologies to enable potential future services such as Video on Demand, IPTV and high-quality voice. These were just part of the more than 15 new and extension broadband access contracts signed in the second quarter of 2012.

•

Sales of our next-generation Networks products increased 17% from the year-ago quarter, reaching Euro 1,167 million in the second quarter 2012. At constant currency rates, sales of our next-generation Networks products increased 9% compared to the year ago quarter. This accounts for 52% of Networks sales, compared to 40% a year-ago.

•	The decline in adjusted operating margin from the year-ago quarter was largely due to product and geographic mix as well as lower revenues across businesses.

S3 (SOFTWARE, SERVICES AND SOLUTIONS)

For the second quarter 2012, revenues for the S3 segment were Euro 1,053 million, a decrease of 1.7% compared to Euro 1,071 million in the year-ago quarter and an increase of 8.7% compared to Euro 969 million in the first quarter 2012. At constant currency exchange rates, S3 revenues decreased 6.6% year-over-year and increased 8.2% sequentially. The segment posted an adjusted2 operating1 income of Euro 53 million or 5.0% of revenues, compared to an adjusted2 operating1 income of Euro 52 million or a margin of 4.9% in the year ago quarter.

Key highlights:

•

Revenues in our Services business were Euro 959 million, a 2.0% increase compared to the year-ago quarter. Growth continued in our Managed Services business, where we grew at a double-digit growth rate in all regions and launched a new managed service, called Managed Service Quality and Assurance (MSQA), to assure service providers have consistent quality of services for their subscribers. Our maintenance activities showed a healthy growth rate during the quarter, driven by the Americas region. Our Network Build and Implementation (NBI) business slightly recovered after several tougher quarters as project closings were compensated by new roll-outs, primarily in the Americas region, and still suffered from unrest in North Africa. These gains were partially offset during the quarter by a decline in our Professional Services business, formerly NSI, where timing negatively impacted milestones in the strategic industry segment. In addition to the previously mentioned IP win with Chungwha Telecom, we are also providing them a number of professional services including project management, network design and operations.

•

Network Applications revenues declined 28.2% from their year-ago level, to Euro 94 million in the second quarter. Excluding the resale activity that was terminated in the fourth quarter of 2011 from the year-ago quarter, sales in Network Applications would have decreased 12% year-over-year. Our Customer Experience Solutions business (CxT) (formerly Motive) was flat compared to the year-ago quarter. One part of our CxT portfolio, the “AppGlide Online Video Analytics” solution, which measures the quality of streamed video in order to improve service experience, was selected in the quarter by New Zealand’s Orcon. We are also collaborating with Red Bend Software, the market leader in Mobile Software Management (MSM), on a device management client, interoperable with CxT Solutions, that will significantly reduce the time to market for the introduction of 4G LTE devices and services. Continuous traction around content access is highlighted by recent wins: our Digital Media Store is being used by Malaysian service provider Maxis Berhad to launch an e-book service and by Telenor to deliver digital content to subscribers in Europe and Asia. In France, Orange, SFR and Bouygues launched YouConnect through our Open API platform to allow consumers to interact via their smartphones with mobile applications and websites (such as private sales). Such traction also raises interest around our Cloud services solution: Alcatel-Lucent will enable Swisscom’s customers to record TV programs, to store them in the cloud and to watch them on any connected screen, whilst our CloudBand is now trialed by Transtelco, the American-Mexican communications network operator. Last, we also saw growth in our Payment & Charging business, that was more than offset by strong declines in Messaging and Subscriber Data Management.

•

The “Strategic Industries” Services business (including transportation, energy, and the public sector) had a healthy book-to bill at the end of the second quarter, driven by the Americas region. During the quarter, we reached a milestone in our joint development agreement with Cassidian, with the launch of a new solution, called Evercor®, that will integrate LTE mobile data capabilities with professional mobile radio over the 400 MHz frequency band. This will enable network operators in public safety, transport and energy to use real-time video, collaboration and data services to improve operations and safety.

•

The adjusted operating margin of our S3 business was stable compared to the year ago quarter, and showed a good sequential recovery after prior quarter lows. Such improvements were driven by the normalization of mix within our managed services business and continued good performance in maintenance.

ENTERPRISE

For the second quarter of 2012, revenues in our Enterprise business were Euro 191 million, a decrease of 1.5% compared to Euro 194 million in the year-ago quarter and an increase of 7.3% compared to Euro 178 million in the first quarter 2012. At constant currency exchange rates, our Enterprise business declined 4.1% compared to the year-ago quarter, and increased 6.7% sequentially. The segment posted an adjusted2 operating1 profit of Euro 3 million or 1.6% of revenues, compared to an adjusted2 operating1 profit of Euro 3 million or a margin of 1.5% in the year ago quarter.

Key highlights:

•

Revenues from our Enterprise business decreased 1.5% in the second quarter. Compared to the year-ago quarter, the voice activity declined at a mid-single digit rate, with traction in North America and Asia Pacific being more than offset by prevailing uncertainties in Europe. We did see more resilience in Medium and large enterprises than in small and medium businesses (SMBs). The decline in voice activity was partially compensated by our data networking, which witnessed a return to growth at a low single digit rate, driven by North America and Europe. Excluding an OEM re-sale activity that was terminated in the third quarter of 2011, the data business would have increased 13% in the second quarter. Our data business has leveraged our portfolio renewal, especially the OmniSwitch 10K, with increased customer traction in education, retail and healthcare. To further expand our portfolio, and give enterprises the flexibility to transform data center resources into private clouds, we announced the upgrade of our data center switching solution, or ‘fabric’: to expand 40G Ethernet capabilities in the OmniSwitch 10K to the Alcatel-Lucent Mesh, which is a unique architecture where elements of the network are directly connected to each other without a central hub.

•

The slight year-over-year improvement of the adjusted operating margin of the Enterprise business was driven by fixed operations cost savings realized in the quarter. Sequentially, operating margins improved due to higher volumes and our ability to actively reduce operating expenses.

Alcatel-Lucent will host a press and analyst conference at its headquarters at 1 p.m. CET which can be followed through audio webcast at http://www.alcatel-lucent.com/2q2012

Notes

Adjusted and reported figures are unaudited.

1-

Operating income (loss) is the Income (loss) from operating activities before restructuring costs, litigations, gain (loss) on disposal of consolidated entities and post-retirement benefit plan amendments.

2-	“Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation.

3-

“Operating cash-flow” is defined as cash-flow after changes in working capital and before interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay. 2011 figures have been re-presented following the change of presentation disclosed in Note 4 of the consolidated financial statements.

2012 Upcoming events

November 02, 2012: Third Quarter 2012 Results

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

The long-trusted partner of service providers, enterprises and governments around the world, Alcatel-Lucent is a leading innovator in the field of networking and communications technology, products and services. The company is home to Bell Labs, one of the world’s foremost research centers, responsible for breakthroughs that have shaped the networking and communications industry. Alcatel-Lucent was named one of MIT Technology Review’s 2012 Top 50 list of the “World’s Most Innovative Companies” for breakthroughs such as lightRadio™, which cuts power consumption and operating costs on wireless networks while delivering lightning fast Internet access. Through such innovations, Alcatel-Lucent is making communications more sustainable, more affordable and more accessible as we pursue our mission - Realizing the Potential of a Connected World.

With operations in more than 130 countries and one of the most experienced global services organizations in the industry, Alcatel-Lucent is a local partner with global reach. The Company achieved revenues of Euro 15.3 billion in 2011 and is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 40 76 50 84
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T:+33(0)1 40 76 49 91

ALCATEL-LUCENT INVESTOR RELATIONS

FRANK MACCARY	frank.maccary@alcatel-lucent.com	T : + 33 (0)1 40 76 12 11
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T:+1 908-T:+1 908-582-7998
CORALIE SPAETER	coralie.spaeter@alcatel-lucent.com	T:+33(0)1 40 76 49 08

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent such as, for example, “Adjusted operating margin in the second half of 2012 better than first half”. Words such as “will,” “expects,” “looks to,” “anticipates,” “targets,” “projects,” “intends,” “guidance”, “maintain”, “plans,” “believes,” “estimates,” “aim,” “goal,” “outlook,” “momentum,” “continue,” “reach,” “confident in,” “objective,” variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements, in particular with regard to product demand for the remainder of the year being as expected, our ability to achieve all the goals of our Performance Program by the end of 2013, our ability to exit unprofitable contracts and market at a reasonable cost, cost and headcount reduction measures generating expected savings, and the economic climate in the world in general, and in Europe in particular with the euro crisis. These risks and uncertainties are also based upon a number of factors including, among others: our ability to realize the full value of our existing and future patent portfolio in a complex technological environment (including our ability to defend ourselves in infringement suits), our ability to operate effectively in a highly competitive industry and to correctly identify and invest in the technologies that become commercially accepted, demand for our legacy products and the technologies we pioneer, the timing and volume of network roll-outs and/or product introductions, difficulties and/or delays in our ability to execute on our strategic plans, our ability to efficiently co-source or outsource certain business processes and more generally control our costs and expenses, the risks inherent in long-term sales agreements, exposure to the credit risk of customers or foreign exchange fluctuations, reliance on a limited number of suppliers for the components we need or a tight market for commodity components, the social, political and economic risks we may encounter in any region of our global operations, the costs and risks associated with pension and postretirement benefit obligations and our ability to avoid unexpected contributions to such plans, changes to existing regulations or technical standards, existing and future litigation, compliance with environmental, health and safety laws, the global economic situation and of those geographical areas where we are most active, and the impact of each of these factors on our results of operations and cash. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2011, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

ADJUSTED PROFORMA RESULTS

In Euro million except for EPS	Q1-2012			Q2-2012			1st half 2012
(unaudited)	Reported	PPA	Adjusted	Reported	PPA	Adjusted	Reported	PPA	Adjusted
Revenues	3,206		3,206	3,545	0	3,545	6,751		6,751
Cost of sales (a)	(2,235)		(2,235)	(2,420)	0	(2,420)	(4,655)		(4,655)
Gross Profit	971	0	971	1,125	0	1,125	2,096	0	2,096
Administrative and selling expenses (b)	(634)	29	(605)	(610)	30	(580)	(1,244)	59	(1,185)
Research and Development costs (c)	(626)	39	(587)	(601)	25	(576)	(1,227)	64	(1,163)
Operating income (loss) (1)	(289)	68	(221)	(86)	55	(31)	(375)	123	(252)
Restructuring costs	(75)		(75)	(107)	0	(107)	(182)		(182)
Impairment of assets	0		0	0	0	0	0		0
Post-retirement benefit plan amendment	0		0	30	0	30	30		30
Litigations	1		1	0	0	0	1		1
Gain/(los) on disposal of consolidated entities	0		0	0	0	0	0		0
Income (loss) from operating activities	(363)	68	(295)	(163)	55	(108)	(526)	123	(403)

Financial result (net)	42	0	42	(142)	0	(142)	(100)	0	(100)
Share in net income(losses) of equity affiliates	0		0	1	0	1	1		1
Income tax benefit (expense) (d)	58	(26)	32	55	(22)	33	113	(48)	65
Income (loss) from continuing operations	(263)	42	(221)	(249)	33	(216)	(512)	75	(437)
Income (loss) from discontinued activities	659		659	(10)	0	(10)	649		649
Net Income (loss)	396	42	438	(259)	33	(226)	137	75	212

of which : Equity owners of the parent	398	42	440	(254)	33	(221)	144	75	219
Non-controlling interests	(2)		(2)	(5)	0	(5)	(7)		(7)

Earnings per share : basic	0.18		0.19	(0.11)		(0.10)	0.06		0.10
Earnings per share : diluted	0.14		0.16	(0.11)		(0.10)	0.06		0.08

(1)	Income (loss) from operating activities before restructuring costs, impairment of assets, gain / (loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendment Corresponds to the measure of operating income (loss) of the segments (refer to note 5 of the consolidated financial statements at June 30, 2012).

PPA : Purchase Price Allocation entries related to Lucent business combination

Nature of PPA - non cash amortization charges included in Reported Accounts but excluded from Adjusted Accounts (cf. Note 3 to our Consolidated Financial Statements as of December 31, 2009)

These impacts are non recurring due to the different amortization periods depending of the nature of the adjustments, as indicated herefater.

(a)	Depreciation of the reevaluation to fair value of productive tangible assets

(b)	Amortization of intangibles assets - long term customer relationship (5-8 years)

(c)	Amortization of intangibles assets : Acquired technologies (5-10 years) and In Process R&D (5-7 years)

(d)	Normative tax impact at 39% on above PPA adjustments excluding goodwill impairment

RESTATEMENT OF 2011 BREAKDOWN BY OPERATING SEGMENTS

In Euro Million
Revenues	Q2’12	Q1 ‘12	FY’ 11	Q4’ 11	Q3’ 11	Q2 ‘11	Q1 ‘11
Networks	2,230	1,981	9,654	2,476	2,285	2,475	2,418
IP	473	431	1,585	454	376	406	349
Optics	542	489	2,605	724	582	645	654
Wireless	877	788	4,122	893	1,032	1,079	1,118
Wireline	350	282	1,393	419	308	357	309
Other & eliminations	(12)	(9)	(51)	(14)	(13)	(12)	(12)
Software, Services & Solutions	1,053	969	4,461	1,315	1,100	1,071	975
Services	959	870	3,963	1,158	996	940	869
Network Applications	94	99	498	157	104	131	106
Enterprise	191	178	822	215	218	194	195
Other & Eliminations	71	78	390	144	101	77	68
Total	3,545	3,206	15,327	4,150	3,704	3,817	3,656

Adj. operating income (loss)	Q2’12	Q1 ‘12	FY’ 11	Q4’ 11	Q3’ 11	Q2 ‘11	Q1 ‘11
Networks	(57)	(143)	263	82	70	48	63
in % of revenues	-2.6%	-7.2%	2.7%	3.3%	3.1%	1.9%	2.6%
Software, Services & Solutions	53	(46)	227	170	55	52	(50)
in % of revenues	5.0%	-4.7%	5.1%	12.9%	5.0%	4.9%	-5.1%
Enterprise	3	(16)	25	11	7	3	4
in % of revenues	1.6%	-9.0%	3.0%	5.1%	3.2%	1.5%	2.1%
Other & Eliminations	(30)	(16)	4	16	17	(16)	(13)
Total	(31)	(221)	519	279	149	87	4
in % of revenues	-0.9%	-6.9%	3.4%	6.7%	4.0%	2.3%	0.1%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2012

By:	/S/ PAUL TUFANO
Name:	Paul Tufano
Title:	Chief Financial Officer